                 SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           SCHEDULE 13D
                           (RULE 13d-101)

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. __)


                         WINTER SPORTS, INC.
                         -------------------
                          (Name of Issuer)


                            Common Stock
                   ------------------------------
                   (Title of Class of Securities)


                             976072108
                          --------------
                          (CUSIP Number)


    John B. Dudis, P.O. Box 759, Kalispell, MT 59903; 406 752-6644
    --------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                            June 6, 2000
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

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CUSIP NO. 976072108                   13D                     PAGE 2 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                                                Mary Jane Street
     Mary Jane Street Living Trust              Social Security No. ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Montana
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 73,177
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    73,177
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       73,177
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       7.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       00
-------------------------------------------------------------------------------

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CUSIP NO. 976072108                   13D                     PAGE 3 OF 7 PAGES

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                                                Mary Jane Street
     Mary Jane Street Living Trust              Social Security No. ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     US
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    73,177
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    73,177
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       73,177
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
       7.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
       IN
-------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the shares of common stock (the "Common Stock") of Winter Sports, Inc. ("Winter Sports"), a Montana corporation. The principal executive offices of Winter Sports are located at P.O. Box 1400, Whitefish, Montana 59937.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by the Mary Jane Street Living Trust, a Montana trust (the "Trust"), and Mary Jane Street who is the sole trustee and beneficiary of the Trust.

     The address of Mary Jane Street is Box 806, Whitefish, Montana 59937. Mary Jane Street is retired.

     During the last five years, Mary Jane Street has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     On June 6, 2000 the Trust acquired 39,802 shares of the Common Stock from the Russell C. Street Living Trust and, at the time of the acquisition, the Trust also owned 33,375 shares of the Common Stock. As a result of the June 6, 2000 acquisition, the Trust's total ownership increased to 73,177 shares of the Common Stock.

     The 39,802 shares of Common Stock were purchased for cash in the total amount of $343,292.25. The Trust used funds on hand and sold certain other of its assets in order to obtain the required cash to complete the purchase.

ITEM 4. PURPOSE OF TRANSACTION.

     The Trust acquired the Common Stock to which this Statement relates for the purpose of increasing its investment in Winter Sports and maintaining the Street family's level of investment in Winter Sports by acquiring shares of Common Stock previously held by the Russell C. Street Living Trust. The Russell C. Street Living Trust desired to diversity its investment portfolio following the death of Russell C. Street.

     The Trust intends from time to time to review its investment in Winter Sports on the basis of various factors, including Winter Sports' business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and developments and other investment opportunities. Based upon such review, the Trust will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. If the Trust believes that further investment in Winter Sports is attractive, whether because of the market price of Winter Sports' securities or otherwise, it may acquire additional

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Common Stock either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Trust may determine to dispose of some or all of the Common Stock currently owned by it or otherwise acquired by it either in the open market or in privately negotiated transactions.

     Except as set forth above, neither the Trust nor Mary Jane Street has formulated any plans or proposals which relate to or would result in: (i) the acquisition by any person or additional securities of Winter Sports , or the disposition of securities of Winter Sports, (ii) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving Winter Sports or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of Winter Sports or any of its subsidiaries, (iv) any change in the present board of directors or management of Winter Sports, including any plans, or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in Winter Sports' capitalization or dividend policy, (vi) any other material change in Winter Sports' business or corporate structure,
(vii) any change in Winter Sports' charter or bylaws or other instruments corresponding thereto or other action which may impede the acquisition of control of Winter Sports by any person, (viii) causing any class of Winter Sports' securities from becoming delisted or cease to be authorized to be quoted in an inter-dealer quotation system of a registered material securities association, (ix) a class of equity securities of Winter Sports becoming eligible for termination of registration under the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Trust is the owner of 73,177 shares of Winter Sports' Common Stock and Mary Jane Street, in her capacity as trustee of the Trust, has voting and investment power with respect to such Common Stock. The percentage calculation is based on 1,008,368 shares of Common Stock being outstanding as of June 6, 2000 (according to information provided by Winter Sports);

     (b) See item (a) above regarding voting and dispositive powers held by Mary Jane Street.

     (c) Except as described in this Statement, neither the Trust nor Mary Jane Street has engaged in transactions with respect to the Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

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ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 1 Joint Filing Agreement dated as of July 24, 2000 between the Mary Jane Street Living Trust and Mary Jane Street

                                SIGNATURE

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated July 24, 2000.

                                        Mary Jane Street Living Trust



                                        By: /s/Mary Jane Street, Trustee
                                           ----------------------------------
                                            Its Trustee

                                            /s/Mary Jane Street
                                        -------------------------------------
                                            Mary Jane Street

                              EXHIBIT INDEX

                                                                 Sequential
Exhibit                                                             Page
Number                         Description                       Number
-------                        -----------                       ------

   1                        Joint Filing Agreement

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                                 Exhibit 1

                          JOINT FILING AGREEMENT

     The undersigned hereby agree that the Statement on Schedule 13D, dated July 24, 2000 (the "Schedule 13D"), with respect to the Common Stock of Winter Sports, Inc., a Montana corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d (k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment.

     Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 24, 2000.

                                        By: /s/Mary Jane Street, Trustee
                                           ----------------------------------
                                            Its Trustee

                                            /s/Mary Jane Street
                                        -------------------------------------
                                            Mary Jane Street